February 4, 2020

VIA COURIER AND EDGAR

Re:	Change Healthcare Inc.
Registration Statement on Form S-4
Filed February 4, 2020
CIK No. 0001756497

Matthew Crispino, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Change Healthcare Inc. (“Change Healthcare”), we hereby transmit (i) via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and (ii) via courier copies of the Registration Statement marked to show changes from (A) the draft registration statement confidentially submitted on October 31, 2019, (B) the SpinCo Registration Statement (as defined below) confidentially submitted on January 10, 2020 and (C) the SpinCo Registration Statement filed on February 4, 2020. The Registration Statement has been revised in response to the Staff’s comments received by letter dated November 27, 2019, to reflect that it has been filed rather than confidentially submitted, to include unaudited condensed consolidated financial statements as of September 30, 2019 and for the six months ended September 30, 2019 and 2018 and to reflect certain other changes.

The Registration Statement contains a joint preliminary prospectus—offer to exchange (the “Joint Preliminary Prospectus”) that is being filed by (i) PF2 SpinCo, Inc. (“SpinCo”), McKesson Corporation’s subsidiary, as part of a registration statement on Form S-4 and Form S-1 (the “SpinCo Registration Statement”) and (ii) Change Healthcare as part of the Registration Statement. Change Healthcare refers the Staff to the comment response letters submitted by SpinCo on December 16, 2019 and January 10, 2020 in response, respectively, to the Staff’s comments received by letters dated November 27, 2019 and December 31, 2019, which response letters Change Healthcare adopts as its own, and advises the Staff that the Joint Preliminary Prospectus reflects the updates made in the confidential submissions of the SpinCo Registration Statement to the Commission submitted on December 16, 2019 and January 10, 2020.

Securities and Exchange Commission	2	February 4, 2020

Change Healthcare has also filed certain exhibits with the Registration Statement. Additionally, we have annexed a form of our opinion regarding the validity of the shares of common stock to be filed as Exhibit 5.1 to a subsequent pre-effective amendment. Change Healthcare understands that the Staff requires a reasonable amount of time for review.

Please do not hesitate to contact me at (202) 636-5804 or William R. Golden III at (202) 636-5526 with any questions you may have regarding this submission.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission
Jan Woo
Brittany Ebbertt
Craig Wilson

Change Healthcare Inc.
Neil E. de Crescenzo
Fredrik Eliasson
Loretta A. Cecil

ANNEX

[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

[•], 2020

Change Healthcare Inc.

3055 Lebanon Pike, Suite 1000

Nashville, TN 37214

Ladies and Gentlemen:

We have acted as counsel to Change Healthcare Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Company of an aggregate of 175,995,192 shares of Common Stock, par value $0.001 per share (the “Shares”), in connection with the transactions contemplated by the Agreement and Plan of Merger by and among the Company, PF2 SpinCo, Inc. (formerly PF2 SpinCo LLC) and McKesson Corporation, dated as of December 20, 2016 (the “Merger Agreement”).

We have examined the Registration Statement and the Merger Agreement, which has been filed with the Commission as an exhibit to the Registration Statement. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinion hereinafter set forth.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that, when the Shares have been issued and delivered in accordance with the terms of the Merger Agreement, the Shares will be validly issued, fully paid and nonassessable.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,